VUANCE ANNOUNCES RECEIPT OF
NASDAQ DELISTING NOTICE

Franklin, WI. – September 30, 2009 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, announced today that it has received a Nasdaq Staff Determination letter, dated September 29, 2009, indicating that the Company failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)).  As a result, Nasdaq has notified the Company that the Company’s securities will be delisted from The Nasdaq Stock Market and trading in the Company’s shares will be suspended effective at the open of business on October 1, 2009.

The Company has been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. The Company’s common stock will be quoted under the ticker symbol “VUNCF”.

The Company's securities may, in the future, also be quoted on the Over-the-Counter Bulletin Board (the "OTCBB"), an electronic quotation service maintained by the Financial Industry Regulatory Authority ("FINRA"), provided that a market maker in the Company's securities files an application to register and quote the securities in accordance with SEC Rule 15c2-11, and such application (a “Form 211”) is cleared by FINRA.  Only a market maker, not the Company, may file a Form 211.  There can be no assurance that a market maker will file a Form 211 or that the securities would become eligible to be quoted on the OTCBB on a timely basis or at all.

About the Pink OTC Markets, Inc. and the OTC Bulletin Board (OTCBB)

The Pink OTC Markets, Inc. and the OTCBB (the “Markets”) are regulated quotation services that display real-time quotes, last-sale prices and volume information in OTC equity securities. An OTC equity security generally is any equity that is not listed or traded on a national securities exchange. National, regional and foreign equity issues, warrants, units, American Depositary Receipts (ADRs) and Direct Participation Programs are all eligible for trading on the Markets. More information is available at http://www.otcbb.com and http://www.pinksheets.com.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Franklin, WI. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com